February 24, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that KKR & Co. L.P. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the Securities and Exchange Commission on February 24, 2017.
Respectfully submitted,
KKR & CO. L.P.
By: KKR Management LLC, its general partner

By:    _/s/ David Sorkin ___________
David Sorkin
General Counsel and Secretary